UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 3, 2013

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-189157) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated August 1, 2013.
•	Press Release dated August 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: September 3, 2013	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Inc. Declares September 1 Dividends

CALGARY, Alberta, August 1, 2013 – Enbridge Inc. (TSX, NYSE: ENB) announced today that its Board of Directors has declared a quarterly dividend on its common shares of $0.315 per share, payable on September 1, 2013 to shareholders of record on August 15, 2013. The amount of the dividend is consistent with the June 1, 2013 dividend.

A portion of this specific common share dividend will not qualify for the enhanced dividend tax credit in Canada. This is because certain of the funds being distributed to shareholders will be sourced from funds received in the form of dividends from Noverco Inc., a private company investee of Enbridge, following the profitable sale of some of Noverco’s shares in Enbridge. Accordingly, this portion, currently estimated to be $0.1808 per share, will not be designated as an “eligible dividend” under Canadian tax rules. The remaining portion of the dividend, currently estimated to be $0.1342 per share, will be designated as an “eligible dividend” for Canadian federal income tax purpose. The whole dividend will still be a “qualified dividend” for U.S. tax purposes.

Enbridge will notify all shareholders of the amount of the eligible dividend by posting a notice on the Company’s website on or before the dividend is paid on September 1, 2013, and Canadian financial institutions will also provide detailed T5 year-end tax information in early 2014, allowing taxpayers to report their tax positions.

The Board also declared the following dividends on Enbridge’s preferred shares, all of which will be designated as eligible dividends:

Preference Shares, Series A	$0.34375
Preference Shares, Series B	$0.25000
Preference Shares, Series D	$0.25000
Preference Shares, Series F	$0.25000
Preference Shares, Series H	$0.25000
Preference Shares, Series J	US$0.25000
Preference Shares, Series L	US$0.25000
Preference Shares, Series N	$0.25000
Preference Shares, Series P	$0.25000
Preference Shares, Series R	$0.25000
Preference Shares, Series 1	US$0.25000
Preference Shares, Series 3[1]	$0.23840

1	This first dividend declared for the Preference Shares, Series 3 includes accrued dividends from June 6, 2013, the date the shares were issued. The regular quarterly dividend of $0.25 per share will take effect on December 1, 2013.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past five years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in the natural gas gathering transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in over 1,600 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind, solar and geothermal energy. Enbridge employs more than 10,000 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Greenest Employers, and one of Canada’s Top 100 Employers for 2013. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

Enbridge Gas Distribution Inc.

NEWS RELEASE

FOR IMMEDIATE RELEASE

Enbridge Gas Distribution Responds to TransCanada Claim – Parkway to Albion segment of GTA Project

TORONTO, August 19, 2013, 9 a.m. EST – On August 16, 2013, TransCanada Pipelines Limited (TransCanada) filed a statement of claim against Enbridge Gas Distribution Inc. (Enbridge Gas) in the Ontario Superior Court of Justice. The statement of claim outlines TransCanada’s position that Enbridge Gas’ earlier termination of a Memorandum of Understanding (MOU) between the two companies is a breach of the MOU.

The Ontario Energy Board (OEB) has encouraged natural gas industry participants to cooperate in order to optimize natural gas infrastructure in Ontario. The MOU was entered into in part to optimize a 23km segment of pipeline in Ontario. The MOU between the two companies was terminated by Enbridge Gas because TransCanada failed to take the necessary actions to allow Enbridge Gas to comply with Provincial law set out by the Storage and Transportation Access Rule of the Ontario Energy Board. That rule requires that all capacity offered by a pipeline company be offered and allocated in an open access and non-discriminatory manner.

“Enbridge Gas takes exception to the suggestion that it should be compelled to perform on the MOU under conditions that would not comply with what the law requires of it in the Province of Ontario,” said Guy Jarvis, President, Enbridge Gas. “Enbridge Gas disputes that TransCanada has suffered any damages whatsoever. Further, it has offered TransCanada the ability to access transportation capacity previously offered under the MOU in a manner that complies with Ontario law and is in the best interest of customers.”

“TransCanada’s actions made it impossible for Enbridge Gas to demonstrate that the capacity it was offering to TransCanada on an exclusive basis complies with Ontario Law,” Mr. Jarvis said. “We will vigorously defend against this claim and will continue to champion the interests of our 2 million Ontario customers in this matter.”

Enbridge Gas Distribution and its affiliates distribute natural gas to 2 million customers in Ontario, Quebec, New York State and New Brunswick. Enbridge Gas Distribution Inc. has a more than 160-year history, is Canada’s largest natural gas distribution company and owns 105 Bcf of underground gas storage facilities. It is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution and one of the 2012 Global 100 Most Sustainable Corporations. Enbridge Inc. has been selected as one of Canada’s Greenest Employers for 2012 and is one of Canada’s Top 100 Employers. For more information, visit www.enbridgegas.com.

Media Contact:

Chris Meyer

Tel: (416) 753-6626

Email: chris.meyer@enbridge.com